January 10, 2025

Peter Yu
Director
Flybondi Holdings plc
Av. Costanera Rafael Obligado 1221
Complejo Costa Salguero
C1425 CABA
Argentina

Peter Yu
Director
Flybondi Limited
Av. Costanera Rafael Obligado 1221
Complejo Costa Salguero
C1425 CABA
Argentina

Enrique Klix
Chief Executive Officer
Integral Acquisition Corporation 1
1330 Avenue of the Americas, 23rd Floor
New York, NY 10019

       Re: Flybondi Holdings plc
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted December 11, 2024
           CIK No. 0002013602
Dear Peter Yu, Peter Yu, and Enrique Klix:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
 January 10, 2025
Page 2

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4 filed December 11, 2024
Q. Why am I receiving this proxy statement/prospectus? , page 1

1. We note your disclosure that the publicly traded Integral Units, shares of Integral
       Class A Common Stock and Integral Warrants are currently quoted on the
OTC
       Markets under the symbols    INTEU,       INTE    and    INTEW,
respectively. Please
       revise to also disclose, here or in a separate question and answer, the circumstances surrounding the delisting of Integral's securities from Nasdaq on November 11, 2024.
       Also, disclose the OTC Markets tier on which the securities are quoted. Reasons for the NTA Requirement Amendment Proposal, page 169

2. In view of the delisting of Integral's securities by Nasdaq on November 11, 2024, please revise to disclose, here and at page 4, why Integral believes that it can rely on
       the National Exchange Rule to avoid being subject to the    penny stock
  rules of the
       SEC. In this regard we note disclosure in Amendment No. 1 to your Draft Registration
       Statement on Form F-4 submitted September 12, 2024, that, "As Integral s securities are listed on Nasdaq and have been since the consummation of the IPO, Integral believes that it can rely on the National Exchange Rule to avoid being subject to the
          penny stock    rules of the SEC."
Exhibits

3. In response to comment 39 from our August 21, 2024 letter, you advised the Staff that the exclusive forum provision in the Warrant Agreement shall explicitly state that the provision does not apply to actions arising under the Exchange Act. However, the
       Warrant Agreement filed as Exhibit 4.3 contains a "Section 9.3 Applicable Law" and does not contain such disclosure. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the
       Warrant Agreement states this clearly.
        Please contact Yolanda Guobadia at 202-551-3562 or Robert Babula at 202-551-3339
if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Thomas R. Martin